UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

KIRKLAND'S, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

497498105
(CUSIP Number)

June 19, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[X] Rule13d-1(c)

[   ] Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 497498105

1.	Names of Reporting Persons. John H. Lewis
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC Use Only

4.	Citizenship or Place of Organization
United States
	5.	Sole Voting Power
Number of		105,531
Shares	6.	Shared Voting Power
Beneficially		1,017,042
Each	7.	Sole Dispositive Power
Reporting		105,531
With:	8.	Shared Dispositive Power
		1,017,042
9.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,122,573
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9)
8.0%
12.	Type of Reporting Person (See Instructions)
IN

CUSIP No. 497498105

1.	Names of Reporting Persons. Osmium Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC Use Only

4.	Citizenship or Place of Organization
Delaware
	5.	Sole Voting Power
Number of		0
Shares	6.	Shared Voting Power
Beneficially		1,017,042
Each	7.	Sole Dispositive Power
Reporting		0
With:	8.	Shared Dispositive Power
		1,017,042
9.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,017,042
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9)
7.3%
12.	Type of Reporting Person (See Instructions)
IA, OO

CUSIP No. 497498105

1.	Names of Reporting Persons. Osmium Capital, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC Use Only

4.	Citizenship or Place of Organization
Delaware
	5.	Sole Voting Power
Number of		0
Shares	6.	Shared Voting Power
Beneficially		532,010
Each	7.	Sole Dispositive Power
Reporting .		0
With:	8.	Shared Dispositive Power
		532,010
9.	Aggregate Amount Beneficially Owned by Each Reporting Person
532,010
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9)
3.8%
12.	Type of Reporting Person (See Instructions)
PN

CUSIP No. 497498105

1.	Names of Reporting Persons. Osmium Capital II, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC Use Only

4.	Citizenship or Place of Organization
Delaware
	5.	Sole Voting Power
Number of		0
Shares	6.	Shared Voting Power
Beneficially		234,810
Each	7.	Sole Dispositive Power
Reporting		0
With:	8.	Shared Dispositive Power
		234,810
9.	Aggregate Amount Beneficially Owned by Each Reporting Person
234,810
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9)
1.7%
12.	Type of Reporting Person (See Instructions)
PN

CUSIP No. 497498105

1.	Names of Reporting Persons. Osmium Spartan, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC Use Only

4.	Citizenship or Place of Organization
Delaware
	5.	Sole Voting Power
Number of		0
Shares	6.	Shared Voting Power
Beneficially		250,222
Each	7.	Sole Dispositive Power
Reporting		0
With:	8.	Shared Dispositive Power
		250,222
9.	Aggregate Amount Beneficially Owned by Each Reporting Person
250,222
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9)
1.8%
12.	Type of Reporting Person (See Instructions)
PN

Item 1.

(a)	The name of the issuer is Kirkland's, Inc. (the "Issuer").

(b)	The principal executive office of the Issuer is located at 5310 Maryland Way, Brentwood, TN 37027.

Item 2.

(a)

This statement (this "Statement") is being filed by John H. Lewis, the controlling member of Osmium Partners, LLC, a Delaware limited liability company ("Osmium Partners"), which serves as the general partner of Osmium Capital, LP, a Delaware limited partnership (the "Fund"), Osmium Capital II, LP, a Delaware limited partnership ("Fund II"), and Osmium Spartan, LP, a Delaware limited partnership ("Fund III") (all of the foregoing, collectively, the "Filers"). The Fund, Fund II and Fund III are private investment vehicles formed for the purpose of investing and trading in a wide variety of securities and financial instruments. The Fund, Fund II and Fund III directly own the common shares reported in this Statement (other than the 105,531 shares owned directly by Mr. Lewis). Mr. Lewis and Osmium Partners may be deemed to share with the Fund, Fund II and Fund III (and not with any third party) voting and dispositive power with respect to such shares. Each Filer disclaims beneficial ownership with respect to any shares other than the shares owned directly by such Filer.

(b)	The Principal Business Office of the Filers is 300 Drakes Landing Road, Suite 172, Greenbrae, CA 94904.

(c)	For citizenship information see Item 4 of the cover sheet of each Filer.

(d)	This Statement relates to the Common Stock of the Issuer.

(e)	The CUSIP Number of the Common Stock of the Issuer is 497498105.

Item 3.

Not applicable.

Item 4. Ownership

See Items 5-9 and 11 on the cover page for each Filer, and Item 2. The percentage ownership of each Filer is based on 14,014,503 shares of Common Stock outstanding as of May 29, 2020, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended May 2, 2020 as filed with the SEC on June 4, 2020.

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 21, 2020

John H. Lewis
Osmium Partners, LLC
Osmium Capital, LP
Osmium Capital II, LP
Osmium Spartan, LP

By: /s/ John H. Lewis
John H. Lewis, for himself and as
Managing Member of Osmium
Partners, LLC, for itself and as
General Partner of Osmium
Capital, LP, Osmium Capital II,
LP and Osmium Spartan, LP

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement (Filed herewith)

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Kirkland's, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement.

Dated: August 21, 2020

John H. Lewis
Osmium Partners, LLC
Osmium Capital, LP
Osmium Capital II, LP
Osmium Spartan, LP

By:	/s/ John H. Lewis
John H. Lewis, for himself and as Managing Member of Osmium Partners, LLC, for itself and as General Partner of Osmium Capital, LP, Osmium Capital II, LP and Osmium Spartan, LP